Writer's Direct Line: 858-720-8942 jhentrich@sheppardmullin.com

VIA ELECTRONIC TRANSMISSION

May 11, 2007

H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Clean Energy Fuels Corp. Amendment No. 3 to Registration Statement on Form S-1 (the "Registration Statement") Filed May 9, 2007 File No. 333-137124

Dear Mr. Fieldsend:

        On behalf of Clean Energy Fuels Corp. (the "Company"), set forth below are the Company's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission in the Staff's comment letter dated May 10, 2007. The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff's comments appears in italics in each item below.

Plan of Distribution, page 109
1.
We note your response to comment 4 in our letter dated May 8, 2007. In light of the analysis you have provided, in an appropriate place in your registration statement, please disclose that the selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any discount, commission, or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act.

Response: In response to the Staff's comment, the Company will revise the third sentence under "Commissions and Discounts" on page 109 to add the language underlined below: "Any dealers that participate in the distribution of our common stock and the selling stockholders may be deemed to be underwriters within the meaning of Section 2(a)(11) of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act."
Note (5) Stockholders' Equity, page F-15 (c) Exercise of Warrants; Equity Option Agreements, page F-17
2.
We note your response to comment 7 in our letter dated May 8, 2007. In light of your need to raise capital quickly, please explain to us why there was a significant time lag between the January 2006 capital call and final cash receipt in April 2006. We would expect the major benefit of the agreement to be immediate access to cash. Additionally, please tell us whether you had access to other capital raising opportunities at the time of the capital call and tell us what, if any, consideration was given to outside financing as well as why such options were not pursued. If other avenues were available, please explain to us in greater detail why you opted to issue stock below market value. In this regard, we note the opportunity cost of exercising the put when the market value was higher than the strike price was significant. Accordingly, please be detailed in your response.

Response: The Company supplementally advises the Staff that its anticipated cash needs for 2006 when the capital call was made did not develop as quickly as the Company had anticipated. In addition, the January 2006 capital call included amounts for re-establishing the Company's future positions, which did not occur until later in the year due to market conditions. However, the Company needed to reserve cash on hand in January 2006 in the event market conditions developed that presented the Company with an opportunity to re-establish its future positions. Consequently, the Company's actual cash needs through April 2006 were able to be satisfied by the Company's cash on hand and the February 2006 investment of $3.0 million by Perseus ENRG Investment, L.L.C (Perseus). Therefore the Company was in position to wait until April 2006 for Mr. Pickens to fund his commitment of $18.0 million.
With respect to the consideration given by the Company to outside financing, the Company supplementally advises the Staff as follows:
•
When the Company established the Equity Option Agreements with Mr. Pickens and Perseus (Exhibits 10.23 and 10.24 to the Registration Statement) in April 2005, the commitment amounts in those agreements were established to provide the equity capital necessary for the Company to execute its then-existing five-year operating plan. Under the Equity Option Agreements, in addition to the Company's right to cause Mr. Pickens and Perseus to purchase shares of common stock under Section 2.1(d) of those agreements, Mr. Pickens and Perseus each had the right to purchase the shares of common stock from the Company in the event the Company did not require Mr. Pickens and Perseus to purchase such shares. Under those agreements, if the Company did not make the capital calls, then Mr. Pickens and Perseus would have the right to purchase the respective number of shares for a period of time following each of the five call dates specified in the Equity Option Agreements at a purchase price of $2.96 per share. Consequently, in January 2006, the Company believed it had access to all the capital it would need to execute its plan and did not pursue other outside equity fund raising efforts at the time. Had the Company pursued outside equity financing at this time, the Company believes it would have risked a delay in obtaining the capital it needed, as a potential investor likely would have conducted a thorough due diligence investigation of the Company before a deal could be consummated. In addition, there could be no assurance that an acceptable deal could be structured with a potential investor. The Company also would have incurred significant dilution in the future if it would have obtained an outside equity investor at this time, as Mr. Pickens and Perseus still had the option to purchase a significant number of shares at $2.96 per share, which the Company believes would have occurred.
•
At the time of the capital call, the Company was cash flow negative, which the Company believed made it an unattractive borrower. The Company has attempted to obtain debt capital in the past and has been unsuccessful in large part due to its negative operating cash flow.
Note (10) Related Party Transactions, page F-24
3.
We note your response to comment 8 in our letter dated May 8, 2007. Although it is appropriate to use the expected term in calculating the fair value of an employee stock option, please explain to us how you concluded it was appropriate to use the expected term, rather than the contractual maturity, in calculating the fair value of the warrant issued to Boone Pickens. It appears from Exhibit 10.26 that such warrant is transferable with the consent of the company. If you believe expected term is the appropriate input variable, please explain to us why Mr. Pickens's request to extend the warrant term to 10 years supports a 4-year expected term, as opposed to a longer period. Finally, please explain to us in further detail why you believe the market price of your common stock remained unchanged through the majority of 2006 but increased dramatically in early 2007. For example, please explain to us why the January 2006 State of the Union Address resulted in an increase in stock value in 2007 but not in 2006. You may want to provide us with a more defined timeline of events and associate each event with some quantification of the magnitude of fair value increase. For instance, please show us more specifically the periods over which the increase in the spread between oil and natural gas prices occurred.

Response: With respect to calculating the fair value of the warrant issued to Mr. Pickens (the "Warrant"), the Company used expected term rather than contractual maturity for the following reasons: Initially, the Company considered historical evidence that might indicate an expected term for the Warrant. As the Company is not a public entity, and the Company has issued no similar warrants, the Company next reviewed Staff Accounting Bulleting No. 107 (SAB 107) for guidance on how to calculate expected term, which is detailed in footnote 77. Footnote 77 states that expected term is equal to the quotient of (a) the sum of the vesting term plus the original contractual term, divided by (b) two. In this case, the Warrant was immediately exercisable and had a contractual term of five years. Therefore, the simplified term per SAB 107 would be 2.5 years.

In determining the expected term of four years, the Company also considered qualitative factors that could potentially increase the term over 2.5 years (the simplified term), such as: (1) the Warrant is held by the Company's majority stockholder, Mr. Pickens (and no other warrants are outstanding); and (2) the Company believes Mr. Pickens may want to hold onto the Warrant longer than 2.5 years in order to ensure he obtains a reasonable investment return on the Warrant.

Next, the Company considered whether the expected term should be equated to the contractual life of five years. The Company notes that the Warrant is not transferable unless the Company specifically consents to the transfer, which restriction is for the benefit of the Company. Given (1) the age of Mr. Pickens, 78, (2) the restrictions on the Warrant's transferability, and (3) the expectation that Mr. Pickens is looking for a reasonable return on the Warrant, the Company believed the most likely scenario to be that the Warrant would not be held until the end of its contractual life. Based on the foregoing, the Company selected an expected term of four years.
The Company notes the following factors which explain the increase in value from December 2006 to May 2007.
•
The spread between average gasoline prices in California and CNG as sold at the Company's retail stations in California widened significantly from December 2006 to March 2007. In December 2006, California retail gasoline prices averaged $2.57 per gallon according to Oil Price Information Service while CNG pump prices at Clean Energy's California CNG stations averaged $1.96 per GGE for the same period, a spread of $0.61. However, this spread widened during the first quarter of 2007, with California retail gasoline prices averaging $2.80 per gallon while CNG at the Company's California stations averaged $2.12 per GGE, a spread of $0.68. For March 2007, this spread was even more pronounced with California retail gasoline prices averaging $3.11 per gallon while CNG at the Company's California stations averaged $2.22 per GGE, a spread of $0.89 cents. Consequently, this trend provides an opportunity for the Company to capture a portion of this spread in its margins going forward (by increasing its pump price while still offering significant savings relative to gasoline) and thereby improving its financial performance prospectively.
•
In President Bush's January 2007(1) State of the Union speech, the administration, for the first time, articulated the goal of having the United States use up to 35 billion gallons of "alternative fuels" (as opposed to "renewable fuels," which definition did not include natural gas) annually by 2017. Approximately 17 billion gallons of the 35 billion gallons of alternative fuels are anticipated to be comprised of ethanol and biodiesel, and approximately 18 billion gallons of the 35 billion gallons are anticipated to be comprised of fuels other than ethanol and biodiesel such as natural gas, propane, and electricity. The Company believes the implementation of this new policy and the legislative support for natural gas as an "alternative fuel" present significant new opportunities for the Company to expand its business, and consequently makes the Company more attractive to investors.

(1)
In the Company's previous response letter, the reference to a "January 2006 State of the Union" speech was a typo.

•
In February 2007, the Company was awarded an RFP from the Port of Long Beach to negotiate with the port to design, build, operate and maintain infrastructure capable of fueling hundreds of LNG-powered trucks. The Company believes this award has increased the Company's profile in this important target market, which as a result makes the Company more attractive to investors.
•
In January 2007, California Governor Arnold Schwarzenegger signed an executive order establishing the Low Carbon Fuel Standard, which establishes an initial goal of reducing the carbon intensity of California's passenger vehicle fuels by at least 10% by 2020 through the use of low carbon fuels. As set forth in a report by TIAX, LLC, on a full life-cycle ("well to wheels") analysis, natural gas as a vehicle fuel already results in greenhouse-gas reductions of up to 27% for light duty vehicles and up to 21% for medium and heavy-duty vehicles. Therefore, the expansion opportunities for the natural gas vehicle industry in California, which comprised 40% of the Company's sales in the quarter ended March 31, 2007, are substantially strengthened by this new policy.

The Company respectfully submits to the Staff that it is difficult to allocate to each of these events a specific amount of the increase to the valuation of the Company's common stock. However, taken as a whole the Company believes each of these factors contributes significantly to the Company's overall value in the minds of investors.

The Company believes it has carefully considered each of the critical assumptions in the Black-Scholes model in developing its overall estimate of the fair market value of the Warrant, and the Company believes each of the estimates and assumptions used was reasonable. Additionally, the Company believes it was important to compare its calculation of the fair market value of the Warrant to the value of the obligation assumed by Mr. Pickens ($78 million), as there were less subjective estimates involved in computing the valuation of such obligation. Although the Company believes the issuance of the Warrant to Mr. Pickens in exchange for the assumption by Mr. Pickens of the Company's outstanding futures positions was a fair transaction (both to the Company and Mr. Pickens), the Company also believes it had few available options to extinguish the $78 million obligation. If there were an investor interested in assuming the obligation on terms that were more favorable to the Company, the Company would have issued a Warrant to purchase fewer shares (or with less favorable terms) than those provided to Mr. Pickens. However, the Company, in consultation with its financial advisors, did not believe that a buyer could be identified who would be willing to assume the Company's $78 million obligation on terms more favorable to the Company than the transaction executed with Mr. Pickens. Moreover, certain of the Company's stockholders (holding applicable preemptive rights) also were uninterested in purchasing a warrant on the same terms as Mr. Pickens (or on terms more favorable to the Company) in exchange for the assumption of all or a portion of the $78 million obligation.
Based on the foregoing, the Company is confident that the fair market value of the Warrant was not greater than $78 million at the time of issuance.

        Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (858) 720-8942, or Robert L. Wernli, Jr. at (858) 720-8941. Comments may also be sent via facsimile to (858) 847-4865.

Very truly yours, /s/ John J. Hentrich John J. Hentrich for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

cc: Andrew J. Littlefair
Richard R. Wheeler
Stephen A. Massad
Felix P. Phillips